Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341

05011170

7 September 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

MACQUARIE
BANK

Dear Sir/Madam

Macquarie Bank Limited (File Number 82-34740) documents for lodgement

Please find relevant documents for Macquarie Bank Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

per

Dennis Leong
Company Secretary

dlw 9/14

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414

6 September 2005

MACQUARIE BANK

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Macquarie Bank Limited - Issued Ordinary Capital and Options Update

During the period 1 August 2005 to 31 August 2005 (inclusive), there have been the following changes in the number of fully paid ordinary shares of Macquarie Bank Limited on issue:

The following options have been exercised (converting into one fully paid share per option):

- 7,500 options exercisable at $23.94 each and expiring on 11 August 2005 (MBLAFU);
- 2,500 options exercisable at $23.94 each and expiring on 8 August 2005 (MBLAGC);
- 5,000 options exercisable at $23.76 each and expiring on 18 August 2005 (MBLAGI);
- 49,000 options exercisable at $23.94 each and expiring on 30 August 2005 (MBLAGS);
- 12,500 options exercisable at $26.12 each and expiring on 15 October 2005 (MBLAGX);
- 12,500 options exercisable at $27.71 each and expiring on 18 January 2006 (MBLAHY);
- 6,250 options exercisable at $18.51 each and expiring on 26 February 2006 (MBL0003);
- 5,000 options exercisable at $28.19 each and expiring on 20 March 2006 (MBL0007);
- 2,000 options exercisable at $27.53 each and expiring on 6 June 2006 (MBL0020);
- 1,668 options exercisable at $27.58 each and expiring on 15 June 2006 (MBL0021);
- 1,668 options exercisable at $28.46 each and expiring on 1 August 2006

(MBL0028);

- 927,804 options exercisable at $34.71 each and expiring on 2 August 2006 (MBL0029);
- 1,668 options exercisable at $30.25 each and expiring on 3 August 2006 (MBL0030);
- 1,668 options exercisable at $29.50 each and expiring on 9 August 2006 (MBL0033);
- 3,334 options exercisable at $29.35 each and expiring on 13 August 2006 (MBL0035);
- 1,668 options exercisable at $35.41 each and expiring on 29 August 2006 (MBL0038);
- 161,514 options exercisable at $34.71 each and expiring on 31 August 2006 (MBL0040);
- 75,968 options exercisable at $34.71 each and expiring on 28 September 2006 (MBL0052);
- 3,332 options exercisable at $35.93 each and expiring on 1 October 2006 (MBL0053);
- 3,332 options exercisable at $36.85 each and expiring on 13 November 2006 (MBL0066);
- 591 options exercisable at $37.58 each and expiring on 22 November 2006 (MBL0070);
- 3,332 options exercisable at $36.05 each and expiring on 3 December 2006 (MBL0072);
- 8,332 options exercisable at $37.67 each and expiring on 25 January 2007 (MBL0076);
- 1,500 options exercisable at $36.67 each and expiring on 25 March 2007 (MBL0087);
- 3,332 options exercisable at $36.68 each and expiring on 26 March 2007 (MBL0088);
- 3,332 options exercisable at $37.35 each and expiring on 9 April 2007 (MBL0098);
- 1,666 options exercisable at $36.95 each and expiring on 18 April 2007 (MBL0101);
- 3,332 options exercisable at $35.31 each and expiring on 24 May 2007 (MBL0103);
- 21,666 options exercisable at $33.54 each and expiring on 4 July 2007 (MBL0107);
- 1,500 options exercisable at $32.47 each and expiring on 23 July 2007 (MBL0117);
- 818,436 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 1,666 options exercisable at $33.45 each and expiring on 23 August 2007 (MBL0119);
- 2,132 options exercisable at $33.06 each and expiring on 28 August 2007 (MBL0122);
- 176,818 options exercisable at $30.51 each and expiring on 30 August 2007 (MBL0124);
- 6,666 options exercisable at $30.51 each and expiring on 6 September 2007 (MBL0129);

- 18,011 options exercisable at $30.51 each and expiring on 11 October 2007 (MBL0131);
- 1,666 options exercisable at $31.28 each and expiring on 21 October 2007 (MBL0135);
- 48,298 options exercisable at $30.51 each and expiring on 24 December 2007 (MBL0142);
- 4,166 options exercisable at $20.57 each and expiring on 17 March 2008 (MBL0168);
- 2,166 options exercisable at $24.20 each and expiring on 24 April 2008 (MBL0174);
- 1,666 options exercisable at $24.85 each and expiring on 7 May 2008 (MBL0177);
- 1,666 options exercisable at $24.71 each and expiring on 8 May 2008 (MBL0179);
- 1,666 options exercisable at $24.98 each and expiring on 16 July 2008 (MBL0188);
- 4,166 options exercisable at $24.93 each and expiring on 17 July 2008 (MBL0189);
- 1,666 options exercisable at $25.00 each and expiring on 28 July 2008 (MBL0191);
- 1,666 options exercisable at $28.99 each and expiring on 20 August 2008 (MBL0196);
- 4,166 options exercisable at $29.06 each and expiring on 21 August 2008 (MBL0197);
- 4,166 options exercisable at $28.41 each and expiring on 2 September 2008 (MBL0201);
- 794,924 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 1,666 options exercisable at $29.46 each and expiring on 15 September 2008 (MBL0204);
- 64,774 options exercisable at $28.74 each and expiring on 24 September 2008 (MBL0207);
- 3,199 options exercisable at $28.74 each and expiring on 1 October 2008 (MBL0209);
- 4,166 options exercisable at $28.64 each and expiring on 13 October 2008 (MBL0215);
- 1,000 options exercisable at $28.74 each and expiring on 30 October 2008 (MBL0222);
- 1,666 options exercisable at $26.84 each and expiring on 1 September 2009 (MBL0227);
- 5,000 options exercisable at $35.49 each and expiring on 5 December 2008 (MBL0239);
- 4,166 options exercisable at $28.96 each and expiring on 2 February 2009 (MBL0250);
- 1,600 options exercisable at $24.62 each and expiring on 8 March 2009 (MBL0258);
- 1,666 options exercisable at $24.58 each and expiring on 9 March 2009 (MBL0259); and
- 2,051 options exercisable at $32.75 each and expiring on 8 December

2009 (MBL0282).

Thus, at 31 August 2005 the number of issued fully paid ordinary $1.00 shares was 230,319,417.

During the period 1 August 2005 to 31 August 2005 (inclusive), the following new options have been issued:

- 9,090,618 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305);
- 32,500 options exercisable at $62.13 each and expiring on 8 August 2010 (MBL0306);
- 40,680 options exercisable at $63.34 each and expiring on 8 August 2010 (MBL0307); and
- 77,500 options exercisable at $63.33 each and expiring on 22 August 2010 (MBL0308).

During the period 1 August 2005 to 31 August 2005 (inclusive), the following options have lapsed unexercised:

- 10,204 options exercisable at $30.51 each and expiring on 1 August 2007 (MBL0118);
- 28,335 options exercisable at $28.74 each and expiring on 28 August 2008 (MBL0202);
- 5,000 options exercisable at $33.00 each and expiring on 24 May 2009 (MBL0263);
- 28,500 options exercisable at $32.26 each and expiring on 23 August 2009 (MBL0269);
- 14,700 options exercisable at $34.60 each and expiring on 8 September 2009 (MBL0271); and
- 15,250 options exercisable at $63.34 each and expiring on 1 August 2010 (MBL0305).

The number of options on issue at 31 August 2005 was 32,287,127 all exercisable into one share per option.

Yours faithfully

Angela Blair
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0012	4,168	$27.04	17/04/2006
MBL0014	1,668	$28.55	19/04/2006
MBL0018	1,668	$27.60	28/05/2006
MBL0019	5,000	$27.77	29/05/2006
MBL0020	3,000	$27.53	6/06/2006
MBL0023	1,668	$28.19	24/07/2006
MBL0025	1,668	$29.72	27/07/2006
MBL0029	1,599,815	$34.71	2/08/2006
MBL0031	5,000	$28.21	7/08/2006
MBL0033	5,000	$29.50	9/08/2006
MBL0037	1,668	$34.71	28/08/2006
MBL0040	282,672	$34.71	31/08/2006
MBL0041	3,000	$34.82	3/09/2006
MBL0042	3,800	$27.60	4/09/2006
MBL0046	15,307	$28.19	20/09/2006
MBL0047	4,168	$32.20	21/09/2006
MBL0048	4,168	$36.66	24/09/2006
MBL0050	4,168	$35.95	26/09/2006
MBL0051	3,334	$33.01	27/09/2006
MBL0052	48,836	$34.71	28/09/2006
MBL0053	1,668	$35.93	1/10/2006
MBL0056	1,668	$29.72	8/10/2006
MBL0057	1,668	$37.52	9/10/2006
MBL0058	3,334	$36.68	12/10/2006
MBL0061	12,500	$37.75	29/10/2006
MBL0062	4,168	$37.05	30/10/2006
MBL0063	1,668	$37.26	31/10/2006
MBL0064	1,668	$37.94	7/11/2006
MBL0066	1,668	$36.85	13/11/2006
MBL0067	5,000	$36.86	14/11/2006
MBL0069	5,000	$35.71	16/11/2006
MBL0070	31,909	$37.58	22/11/2006
MBL0071	4,168	$36.84	26/11/2006
MBL0072	1,668	$36.05	3/12/2006
MBL0073	1,668	$35.71	5/12/2006
MBL0074	1,168	$36.36	10/12/2006
MBL0075	3,300	$37.55	20/12/2006
MBL0076	4,168	$37.67	25/01/2007
MBL0077	5,000	$37.47	4/02/2007
MBL0078	1,668	$36.08	12/03/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0079	12,500	$36.54	13/03/2007
MBL0080	4,836	$36.34	14/03/2007
MBL0081	1,668	$35.24	15/03/2007
MBL0083	5,000	$36.85	19/03/2007
MBL0086	1,668	$36.85	22/03/2007
MBL0087	3,500	$36.67	25/03/2007
MBL0088	1,668	$36.68	26/03/2007
MBL0089	10,834	$36.55	27/03/2007
MBL0094	4,168	$34.82	3/04/2007
MBL0095	4,168	$35.99	4/04/2007
MBL0096	5,000	$35.22	5/04/2007
MBL0097	5,000	$35.59	8/04/2007
MBL0098	1,668	$37.35	9/04/2007
MBL0099	5,000	$36.67	10/04/2007
MBL0101	3,334	$36.95	18/04/2007
MBL0102	5,000	$33.16	23/05/2007
MBL0103	1,668	$35.31	24/05/2007
MBL0105	5,000	$32.76	28/05/2007
MBL0106	1,668	$33.12	29/05/2007
MBL0107	23,334	$33.54	4/07/2007
MBL0108	1,668	$33.45	5/07/2007
MBL0109	12,500	$33.05	8/07/2007
MBL0111	5,000	$36.00	10/07/2007
MBL0113	4,168	$33.20	12/07/2007
MBL0115	5,000	$33.19	19/07/2007
MBL0117	3,500	$32.47	23/07/2007
MBL0118	3,094,646	$30.51	1/08/2007
MBL0119	1,668	$33.45	23/08/2007
MBL0120	5,000	$31.54	26/08/2007
MBL0121	1,668	$32.77	27/08/2007
MBL0122	1,668	$33.06	28/08/2007
MBL0124	443,112	$30.51	30/08/2007
MBL0125	3,400	$31.49	2/09/2007
MBL0128	5,000	$31.28	5/09/2007
MBL0129	13,334	$30.51	6/09/2007
MBL0131	153,443	$30.51	11/10/2007
MBL0132	1,668	$33.20	14/10/2007
MBL0133	13,334	$26.45	15/10/2007
MBL0134	5,000	$37.43	16/10/2007
MBL0135	1,668	$31.28	21/10/2007
MBL0136	3,334	$25.04	24/10/2007

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0138	5,000	$24.48	28/10/2007
MBL0140	8,201	$30.51	20/11/2007
MBL0142	216,189	$30.51	24/12/2007
MBL0143	8,334	$27.18	27/12/2007
MBL0144	16,668	$31.54	30/12/2007
MBL0146	5,000	$26.45	2/01/2008
MBL0147	12,500	$31.56	3/01/2008
MBL0149	8,334	$21.66	3/02/2008
MBL0151	3,334	$23.48	24/01/2008
MBL0152	3,334	$20.57	6/02/2008
MBL0153	3,334	$20.44	10/02/2008
MBL0155	3,334	$23.03	12/02/2008
MBL0156	3,334	$20.50	13/02/2008
MBL0158	3,334	$22.76	19/02/2008
MBL0161	3,334	$23.82	5/03/2008
MBL0162	2,000	$22.22	6/03/2008
MBL0163	3,334	$25.23	7/03/2008
MBL0165	3,334	$23.82	12/03/2008
MBL0166	5,000	$21.23	13/03/2008
MBL0167	32,500	$25.82	14/03/2008
MBL0168	8,334	$20.57	17/03/2008
MBL0169	12,500	$25.23	24/03/2008
MBL0170	21,667	$25.15	1/04/2008
MBL0171	8,334	$25.68	2/04/2008
MBL0173	3,334	$25.94	23/04/2008
MBL0174	8,334	$24.20	24/04/2008
MBL0175	8,334	$24.27	28/04/2008
MBL0176	12,500	$24.67	6/05/2008
MBL0177	3,334	$24.85	7/05/2008
MBL0178	3,334	$24.40	8/05/2008
MBL0179	3,334	$24.71	8/05/2008
MBL0181	8,334	$25.92	13/05/2008
MBL0182	25,917	$24.58	22/05/2008
MBL0183	5,000	$24.22	23/05/2008
MBL0184	3,334	$24.25	26/05/2008
MBL0185	5,000	$21.12	28/05/2008
MBL0187	3,334	$24.98	14/07/2008
MBL0188	3,334	$24.98	16/07/2008
MBL0189	8,334	$24.93	17/07/2008
MBL0190	5,000	$24.49	27/07/2008
MBL0191	3,334	$25.00	28/07/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0192	3,334	$26.05	31/07/2008
MBL0193	8,334	$26.51	1/08/2008
MBL0194	5,000	$26.21	4/08/2008
MBL0195	8,334	$24.42	19/08/2008
MBL0196	3,334	$28.99	20/08/2008
MBL0197	8,334	$29.06	21/08/2008
MBL0200	5,000	$29.00	26/08/2008
MBL0201	8,334	$28.41	2/09/2008
MBL0202	5,115,728	$28.74	28/08/2008
MBL0203	5,000	$29.46	16/09/2008
MBL0204	3,334	$29.46	15/09/2008
MBL0205	5,000	$24.17	17/09/2008
MBL0206	12,500	$28.74	26/09/2008
MBL0207	621,959	$28.74	24/09/2008
MBL0208	9,250	$24.54	22/09/2008
MBL0209	52,078	$28.74	1/10/2008
MBL0212	5,000	$29.46	2/10/2008
MBL0214	5,000	$29.11	9/10/2008
MBL0215	8,334	$28.64	13/10/2008
MBL0216	32,500	$30.26	12/10/2008
MBL0217	12,500	$24.28	20/10/2008
MBL0218	5,000	$32.82	21/10/2008
MBL0219	5,000	$31.39	22/10/2008
MBL0220	5,000	$29.91	23/10/2008
MBL0221	5,000	$22.22	24/10/2008
MBL0222	25,000	$28.74	30/10/2008
MBL0223	5,000	$29.78	3/11/2008
MBL0224	12,500	$29.72	4/11/2008
MBL0225	5,000	$31.18	31/10/2008
MBL0226	5,000	$34.49	6/11/2008
MBL0227	3,334	$26.84	1/09/2008
MBL0228	12,500	$29.00	5/11/2008
MBL0229	12,500	$34.49	9/11/2008
MBL0231	5,000	$31.74	7/11/2008
MBL0233	12,500	$34.44	14/11/2008
MBL0234	12,500	$34.72	17/11/2008
MBL0235	5,000	$33.99	21/11/2008
MBL0236	12,500	$31.31	20/11/2008
MBL0237	5,000	$34.40	18/11/2008
MBL0238	3,334	$24.53	3/12/2008
MBL0240	12,500	$34.91	10/12/2008

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0241	3,334	$21.66	11/12/2008
MBL0242	2,000	$28.74	16/12/2008
MBL0243	5,000	$34.60	12/12/2008
MBL0245	4,300	$28.74	23/12/2008
MBL0246	4,720	$24.85	22/12/2008
MBL0247	12,500	$34.78	8/01/2009
MBL0248	12,500	$34.78	8/01/2009
MBL0249	12,500	$33.95	22/01/2009
MBL0250	8,334	$28.96	2/02/2009
MBL0251	2,900	$30.51	1/08/2007
MBL0252	10,000	$33.45	9/02/2009
MBL0253	10,000	$33.45	9/02/2009
MBL0254	22,500	$33.45	9/02/2009
MBL0255	5,000	$32.48	9/02/2009
MBL0256	35,000	$33.76	8/03/2009
MBL0257	17,500	$34.67	22/03/2009
MBL0258	3,400	$24.62	8/03/2009
MBL0259	3,334	$24.58	9/03/2009
MBL0260	52,500	$36.71	8/04/2009
MBL0261	27,500	$35.54	22/04/2009
MBL0262	35,000	$34.66	10/05/2009
MBL0263	67,500	$33.00	24/05/2009
MBL0264	17,500	$33.84	8/06/2009
MBL0265	32,500	$34.27	22/06/2009
MBL0266	52,500	$33.58	8/07/2009
MBL0267	1,733,600	$33.11	22/07/2009
MBL0268	3,091,846	$32.75	9/08/2009
MBL0269	2,409,000	$32.26	23/08/2009
MBL0270	5,000	$30.67	23/08/2009
MBL0271	772,650	$34.60	8/09/2009
MBL0272	215,200	$35.28	22/09/2009
MBL0273	199,750	$36.99	8/10/2009
MBL0274	102,800	$39.64	22/10/2009
MBL0275	88,350	$40.81	8/11/2009
MBL0276	94,200	$32.75	8/11/2009
MBL0277	25,000	$33.11	8/11/2009
MBL0278	53,150	$41.72	22/11/2009
MBL0279	127,600	$32.75	22/11/2009
MBL0280	75,800	$44.88	8/12/2009
MBL0281	7,000	$34.60	8/12/2009
MBL0282	20,000	$32.75	8/12/2009

ATTACHMENT 1

Listing of Macquarie Bank Limited Options

As at 31 August 2005

MBL Code	Number	Exercise Price	Expiry Date
MBL0283	40,000	$45.15	22/12/2009
MBL0284	32,500	$46.97	10/01/2010
MBL0285	35,000	$47.28	10/01/2010
MBL0286	27,500	$48.68	24/01/2010
MBL0287	4,000	$48.61	24/01/2010
MBL0288	68,000	$49.31	8/02/2010
MBL0289	32,500	$49.47	8/02/2010
MBL0290	5,000	$46.97	10/01/2010
MBL0291	82,500	$49.16	22/02/2010
MBL0292	45,000	$49.51	8/03/2010
MBL0293	35,000	$49.57	22/03/2010
MBL0294	95,000	$47.82	8/04/2010
MBL0295	85,000	$45.14	22/04/2010
MBL0296	32,500	$49.31	8/04/2010
MBL0297	43,000	$45.89	9/05/2010
MBL0298	37,500	$49.18	23/05/2010
MBL0299	12,500	$47.82	23/05/2010
MBL0300	75,000	$54.24	8/06/2010
MBL0301	40,000	$58.02	22/06/2010
MBL0302	12,500	$49.18	22/06/2010
MBL0303	100,500	$60.41	8/07/2010
MBL0304	37,500	$63.42	22/07/2010
MBL0305	9,075,368	$63.34	1/08/2010
MBL0306	32,500	$62.13	8/08/2010
MBL0307	40,680	$63.34	8/08/2010
MBL0308	77,500	$63.33	22/08/2010
TOTAL	32,287,127		

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

MACQUARIE BANK LIMITED

ABN

46 008 583 542

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	153,130
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	As per other fully paid ordinary shares already quoted.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	56,785 @ $28.74 each 64,025 @ $30.51 each 32,320 @ $34.71 each
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	N/A - shares were issued on exercise of employee options
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	153,130 on 31/08/05

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
230,319,417	Fully Paid Ordinary Shares
4,000,000	Macquarie Income Securities (MBLHB)

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	32,291,795	Options over Ordinary Shares at various exercise prices
		350,000	Non-cumulative Redeemable Preference Shares

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) V Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 31 August 2005
(Assistant Company Secretary)

Print name: Angela Blair

== == == == ==

+ See chapter 19 for defined terms.

Macquarie Bank Group of Companies
Australia and Worldwide

Level 15
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 3350
Internet http://www.macquarie.com.au
Telex 122246
DX 10287 SSE
SWIFT MACQAU2S

ASX/Media Release

MACQUARIE PROPERTY EXPANDS FURTHER INTO EUROPE – WITH NEW JOINT VENTURE AND TWO ACQUISITIONS

MACQUARIE

7 September 2005 - Macquarie Bank has acquired two office and business park assets in the UK in a joint venture with UK-based award winning office park developer, Akeler for a total consideration of approximately £150 million (A$360 million).

The acquisition, 85 per cent owned by Macquarie and 15 per cent by Akeler, will be funded by a combination of debt and equity. The impact on the Bank's Tier 1 capital ratio is anticipated to be negligible.

The assets include:

- Reading International Business Park - an eight hectare site with 34,806 square metres of office space completed in 2000/2001. The business park is fully leased to a global communication company for its European headquarters. Reading is west of London and the International Business Park is located near Junction 11 of the M4 Motorway.
- The joint venture has also agreed to purchase Central Quay, Glasgow - 7,369 square metres of fully leased A grade office space completed in 2002, immediately to the west of Glasgow city centre, on the north bank of the River Clyde in the International Financial Services District.

In addition to the purchase of the assets, Macquarie and Akeler have established a 50:50 joint venture to manage and grow the portfolio. Announcing the joint venture, Head of Macquarie Bank's Property Investment Banking business, Matthew Banks said: "Partnerships with best of breed operators like Akeler give our business a strong basis

to grow in Europe and add to our global platform. The opportunity arose though our association with Macquarie Global Property Advisors (MGPA), which was established last year and which has given us a broad footprint across Europe."

"The joint venture between Macquarie Property and Akeler will initially establish a wholesale fund and also explore other potential acquisitions within the office park sector. We'll give further consideration to future options including a REIT, depending on the UK legislation, which is currently under review," said Mr Banks.

"We have achieved considerable success for our investors with wholesale funds in Australia and internationally. Many major institutional investors are increasing their allocation to property and now including international property in their portfolio," he said.

An Executive Director of Macquarie Bank's Property Division, Graeme Wilson, said: "We will be seeking quality assets in the business park sector in the UK and Europe. Similar to our approach in Australia, quality assets with strict investment criteria will form the basis of any portfolio. Akeler's development pipeline, as well as suitable third party assets, will be considered as further assets for the portfolio."

Commenting on the joint venture, James Cole, Chief Executive Officer of Akeler said: "Akeler recognises the need to form a partnership with a strong global fund management and capital source, and Macquarie Bank fits this need perfectly."

Macquarie Property has more than 350 staff worldwide. Macquarie Property Investment Banking is a market leader in Australia in wholesale investment management, capital raising, debt/transaction structuring, major project financing, property developments and asset disposals. More than $A24 billion in property assets is managed under the Macquarie brand across a portfolio of listed and unlisted property trusts, unlisted development funds and property investment syndicates, globally. Macquarie Global Property Advisors Limited is a joint venture with Macquarie focused on private equity real estate investment in Europe and Asia.

Akeler Background

Akeler is a private real estate investment and development company. The principal activity of Akeler is the development, management of and investment in office and business parks in the UK and Europe. Akeler was formed over 15 years ago and was

purchased by Lend Lease Global Properties (a fund which is now managed by Macquarie Global Property Advisors as Global Property Fund No 1) in 2002 for £294 million from Security Capital European Realty SICAF. Akeler has a strong track record in the office and business park sector in the UK and a growing presence in Europe. Akeler's portfolio consists of 13 assets and a development pipeline of over 4 million square feet.

For further information, please contact:

Matthew Banks, Executive Director Head of Macquarie Property Investment Banking	Tel: 02 8232 3333
Robyn Turner, Snr Communication Manager Macquarie Property	Tel: 02 8232 6989 0416 237 358
Erica Sibree, Investor Relations Macquarie Bank Limited	Tel: 02 8232 5008